UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-6B-2

Certificate of Notification

(Rule 52)

BLACK HILLS CORPORATION

625 Ninth Street

P.O. Box 1400

Rapid City, SD 57701

Public Utility Holding Company Act of 1935

This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1, nor included within the exemption provided by Rule 48.

1.	Type of security or securities (“draft,” “promissory note”).

Borrowings made as part of the intercompany financing program.

2.	Issue, renewal or guaranty.

Issuance of cash advances through the intercompany borrowing structure.

3.	Principal amount of each security.

See Schedule 1.

4.	Rates of interest per annum of each security.

See Schedule 1

5.	Date of issue, renewal or guaranty of each security.

Borrowings are made on a daily basis between the reporting period of July 1, 2005 through September 30, 2005, and reported at the end of the quarter.

6.	If renewal of security, give date of original issue.

Not applicable.

7.	Date of maturity of each security (in the case of demand notes, indicate “on demand”).

On demand.

8.	Name of the person to whom each security was issued, renewed or guaranteed.

See Schedule 1.

9.	Collateral given with each security, if any.

None.

10.	Consideration received for each security.

See Schedule 1.

11.	Application of proceeds of each security.

General corporate purposes.

12.	Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:
(a)	the provisions contained in the first sentence of Section 6(b).
(b)	the provisions contained in the fourth sentence of Section 6(b).

(c)	the provisions contained in any rule of the Commission other than

Rule 48. [ x ]

(If reporting for more than one security, insert the identifying symbol after applicable statement.)

13.

If the security or securities were exempt from the provisions of section 6(a) by virtue of the first sentence of section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value** of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b).

Not applicable.

14.

If the security or securities are exempt from the provisions of section 6(a) because of the fourth sentence of section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

Not applicable.

15.	If the securities are exempt from the provisions of section 6(a) because of any rule of the Commission other than Rule 48 designate the rule under which exemption is claimed.

Rule 52.

BLACK HILLS CORPORATION

By:	/s/ Mark T. Thies
	Name:	Mark T. Thies
	Title:	Executive Vice President and

Chief Financial Officer

Date:	November 28, 2005

Form U-6B-2

SCHEDULE 1

Issuing Company	Borrowing Company	Beginning Balance 7/1/05	Borrowings (Repayments)	Transfer to Non-Utility Money Pool	Non-Utility Money Pool Borrowings (Advances)	Non-Utility Money Pool Balance 9/30/2005

Black Hills Wyoming, Inc.	Black Hills Generation, Inc.	$400,303,688	$(216,470,638)	$183,833,050	$77,796,886	$261,629,936
Black Hills Generation, Inc.	Las Vegas Cogeneration II, LLC	54,298,189	(1,310,503)	52,987,686	(1,565,322)	51,422,364
Black Hills Generation, Inc.	Sunco, Ltd., LLC	2,830,826	81,403	2,912,229	139,126	3,051,355
Black Hills Generation, Inc.	Fountain Valley Power, LLC	127,680,523	(12,620,040)	115,060,483	(3,744,877)	111,315,606
Harbor Cogeneration Company, LLC	Black Hills Generation, Inc.	24,159,166	4,310,718	28,469,884	(58,095,200)	(29,625,316)
Black Hills Idaho Operations, LLC	Black Hills Generation, Inc.	497,038	73,247	570,285	(1,176,894)	(606,608)
EIF Investors, Inc.	Black Hills Generation, Inc.	735,614	461,572	1,197,185	(1,237,475)	(40,289)
Black Hills Colorado, LLC	Black Hills Generation, Inc.	386,511	(50,214)	336,297	(1,078,178)	(741,881)
Black Hills Ontario, LLC	Black Hills Generation, Inc.	1,823,964	(56,097)	1,767,867	(3,974,166)	(2,206,299)
LV Cogeneration LP	Black Hills Generation, Inc.	4,432,119	471,464	4,903,583	(10,606,636)	(5,703,053)
Black Hills Nevada Operations	Black Hills Generation, Inc.	333, 362	19,187	352,549	(692,251)	(339,702)
BH Nevada Real Estate Holdings, LLC	Black Hills Generation, Inc.	569,722	22,700	592,422	(1,229,746)	(637,324)
BH Nevada, LLC	Black Hills Generation, Inc.	533	3	536	(1,077)	(541)
Black Hills Corporation	Daksoft, Inc.	1,167,077	20,372	1,187,449	(161,136)	1,026,313
Black Hills Corporation	Black Hills Wyoming, Inc.	166,753,743	(95,278,348)	71,475,395	(309,496,347)	(238,020,953)
Wyodak Resources Development Corp.	Black Hills Exploration and Production, Inc.	30,691,577	1,015,503	31,707,080	(31,707,080)	-
Black Hills Energy, Inc.	Black Hills Exploration and Production, Inc.	16,580,881	3,267,528	19,848,409	53,097,426	72,945,835
Black Hills Corporation	Black Hills Exploration and Production, Inc.	26,515,224	(109,695)	26,405,529	(26,405,529)	-
Non-Utility Money Pool	Enserco Energy Inc.	-	-	-	45,932,074	45,932,074
Wyodak Resources Development Corp	Non-Utility Money Pool	-	-	-	(30,444,019)	(30,444,019)
Black Hills Energy, Inc.	Non-Utility Money Pool	-	-	-	(19,305,458)	(19,305,458)

Issuing Company	Borrowing Company	Beginning Balance 7/1/05	Borrowings (Repayments)	Transfer to Utility Money Pool	Utility Money Pool Borrowings (Advances)	Utility Money Pool Balance 9/30/2005

Black Hills Corporation	Black Hills Power, Inc.	$10,682,575	$(1,600,000)	$9,082,575	$1,319,162	$10,401,737
Cheyenne Light, Fuel & Power	Utility Money Pool	-	-	-	238,887	238,887

Note: The rates on these borrowings were either LIBOR + 1.25 or LIBOR + 3.25. Money pool borrowings are made at Libor + 0.70. From 7/1/05 to 9/30/05, the month-end LIBOR ranged from 3.52% to 3.86%.